UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RemoteMDx, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

75961Q 10 1

(CUSIP Number)

October 29, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d - 1(b)

☒ Rule 13d - 1(c)

☐ Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75961Q 10 1		13G/A

                Page 2 of 5 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Coval Investment Limited, Bahamas

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,782,465 shares
6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER 12,782,465 shares
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,782,465 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.4% (based on 123,008,784 shares of Common Stock outstanding as of August 7, 2007, as reported in the Issuer’s most recent Quarterly Report on Form 10-QSB)

12		TYPE OF REPORTING PERSON* CO

This Amendment No. 1 is being filed by Coval Investment Limited, Bahamas (the “Reporting Person” or the “Company”) and amends and restates the Schedule 13G filed by the Reporting Person on October 22, 2007.

Item 1(a)	Name of Issuer:

RemoteMDx, Inc.

Item 1(b)	Address of Issuer’s Principal
Executive Offices:

150 West Civic Center Drive
Suite 400
Sandy, Utah 84070

Item 2(a)	Name of Person Filing:

Coval Investment Limited, Bahamas

Item 2(b)	Address of Principal Business
Office or, if None, Residence:

4th floor
Charlotte and Shirley Streets
Nassau
Bahamas

Item 2(c)	Citizenship/Place of Organization:

Bahamas

Item 2(d)	Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e)	CUSIP Number:

75961Q 10 1

Item 3	Not Applicable

Item 4	Ownership.

(a) Amount Beneficially Owned: 12,782,465 shares

(b) Percent of Class: 10.4%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the
vote: 12,782,465 shares

(ii) shared power to vote or to direct the vote: None

(iii) sole power to dispose or to direct the
disposition of: 12,782,465 shares

(iv) shared power to dispose or to direct
the disposition of: None

Item 5	Ownership of Five Percent or Less of a
Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of
Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 6, 2007

Coval Investment Limited, Bahamas

By:	/s/ Anna Bereuter
Name: Anna Bereuter
Title: Director of Dizame Consulting SA (which serves as the Reporting Person’s director)

By:	/s/ Margit Moragon
Name: Margit Moragon
Title: Director of Dizame Consulting SA (which serves as the Reporting Person’s director)